Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 250-979-7028

www.pace-energy.com

info@pace-energy.com

TSX.V SYMBOL : PCE

June 5, 2007

PACIFIC ASIA CHINA ENERGY INC.  ANNOUNCES

GUIZHOU CBM PILOT PROJECT DRILLING UNDERWAY

PACIFIC ASIA CHINA ENERGY INC. (“PACE”) is pleased to announce that it has begun drilling the first of 3 vertical pilot wells at its Baotian-Qingshan CBM Exploration concession (Guizhou CBM Project). Each well is expected to take approximately 30-45 days to drill and will target the primary coal seams at depths between 600-800m. In early 2006, Sproule International Ltd., a geological and petroleum engineering consulting firm, conducted a study of the discovered CBM resources for the Guizhou property. The study estimated a “Most Likely Case” volume estimate for the three primary coal seams in the Longtan Formation (seams No.17-1, 17-2 and 19) of 5.2 Tcf, and having an aggregate thickness of 9.2 meters (30 feet) distributed over the entire permit area.

As previously announced, the pilot-test program will be located near the Zongyi village in the south-west part of the Mayi exploration block. The test block is approximately 3 km2 in size. This initial 3 well program will include stimulation by fraccing, dewatering, and an extended monitoring and test production phase. Analysis of reservoir and production data is expected to guide further possible testing with Mitchell Dymaxion horizontal drilling in a larger region comprising 20 km2 which surrounds the initial the pilot area.

The test site was selected after a 6 core well exploration program and 2D seismic survey was completed late last year. It is located in an area of thick coal accumulation (more than 16 m net coal in 7 seams thicker than 1 m) and with good gas content (300-400 scf/t; adb). In addition, the location offers easy access by paved roads and relatively flat terrain. . The budget provides for an additional two wells if required. Results will be provided when available.

This news release was prepared on behalf of the Company by Dr. Marchioni, PhD, P.Geol, V-P of Exploration. Dr. Marchioni is a qualified person as defined by National Instrument 43-101 and 51- 101, and is responsible for reporting on the company's drilling programs in China.

Discovered Resources are those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources are divided into economic and uneconomic categories, with estimated future recoverable portion classified as reserves and contingent resources respectively.

There is no certainty that it will be economically or technically viable to produce any portion of the reported Discovered Resource.

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

 PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China.  Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol “PCE”.

ON BEHALF OF THE BOARD

For Investor Relations:

Scott Koyich

DSK Consulting Ltd.

“Tunaye Sai”

Ph: (403) 215-597

Tunaye Sai, President

skoyich@pace-energy.com

THE  TSX VENTURE  EXCHANGE  HAS  NOT  REVIEWED  AND  DOES  NOT  ACCEPT  RESPONSIBILITY FOR  THE  ADEQUACY  OR  ACCURACY OF  THIS  NEWS  RELEASE.